

07005689



SEC MAIL PROCESSING
RECEIVED
MAR - 2 2007
WASH, D.C. SECTION
186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBOC Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pershing Square, Suite 900, 2300 Main St.
(No. and Street)

Kansas City (City) MO (State) 64108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendus + Associates, P.C.
(Name – *if individual, state last, first, middle name*)

APR 11 2007
THOMSON FINANCIAL

107 Archibald St. (Address) Kansas City (City) MO (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007

FOR OFFICIAL USE ONLY

THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm 4/2

AB 4/4

OATH OR AFFIRMATION

I, A Randal Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBOC Capital Markets LLC, as of 12/31/2006, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title

Margaret V. Schroeder
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBOC Capital Markets, LLC
Financial Statements
December 31, 2006

Mendus & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
107 Archibald
P.O. Box 32107
KANSAS CITY, MISSOURI 64171-5107

VOICE (816) 756-1980 FACSIMILIE (816) 756-1842

Independent Auditor's Report

HBOC Capital Markets, LLC
Two Pershing Square, Suite 900
2300 Main Street
Kansas City, MO 64108

We have audited the accompanying statement of financial condition of HBOC Capital Markets, LLC, as of December 31, 2006, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HBOC Capital Markets, LLC, at December 31, 2005, and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendus & Associates, P.C.

Mendus & Associates, P.C.

February 28, 2007

HBOC Capital Markets, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash in bank	$	17,179
Cash deposit at NASD		110
Account receivable, trade		10,000
Account recievable, related party		5,000
Total Assets	$	32,289

LIABILITIES & MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	15
Payroll taxes and withholding payable		2,651
Total Liabilities		2,666
Members' Equity		29,623
Total Liabilities & Members' Equity	$	32,289

The accompanying notes are an
integral part of this statement

HBOC Capital Markets, LLC
Statement of Operations
December 31, 2006

Revenue:		
Fees		$ 900,000
Expense:		
Outside services	$ 405,038	
Member salaries	15,000	
Legal and accounting	46,004	
Travel	6,073	
Payroll taxes	1,203	
Rent	2,660	
Regulatory expense	4,050	
Other	1,368	481,396
Net Income (Loss)		$ 418,604

The accompanying notes are an
integral part of this statement

HBOC Capital Markets, LLC
Statement of Changes in Members' Equity
December 31, 2006

Balance at December 31, 2005	$	269,784
Net Income (Loss)		418,604
Contributions from member		40,000
Distributions to members		(698,765)
Balance at December 31, 2006	$	29,623

The accompanying notes are an
integral part of this statement

HBOC Capital Markets, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
December 31, 2006

Balance at December 31, 2005	$	-
Increases		-
Decreases		-
Balance at December 31, 2006	$	-

The accompanying notes are an
integral part of this statement

HBOC Capital Markets, LLC
Statement of Cash Flows
December 31, 2006

Cash Flows from Operating Activities:		
Net Income (Loss)	$	418,604
(Increase) Decrease in Operating Assets:		
Cash deposit at NASD		(15)
Account recievable, related party		(5,000)
Increase (Decrease) in Operating Liabilities:		
Accounts payable		(2,621)
Payroll taxes and withholding payable		2,651
Net Cash Provided by Operating Activities	$	413,619
Cash Flows from Financing Activities:		
Contribution from member	$	40,000
Distributions to member & former member		(452,495)
Net Cash Provided (Used) by Financing Activities	$	(412,495)
Increase (Decrease) in Cash		1,124
Cash at Beginning of the Year		16,055
Cash at Ending of the Year	$	17,179

Supplementary Disclosures:		
Interest paid in cash	$	-
Income tax paid in cash	$	-

Non-Cash Financing Transaction:
Securities with a carrying value of $249,978 were distributed to the member and a former member. This transaction also settled an account payable to the former member in the amount of $3,707.

The accompanying notes are an integral part of this statement

HBOC Capital Markets, LLC
Notes to the Financial Statements
December 31, 2006

Note A: Nature of the Business

The Company is an investment banking, strategy consulting and money management business formed in 2004 and headquartered in Kansas City, Missouri. The Company is a single member Limited Liability Company (LLC) and has elected to be taxed as an S corporation under the Internal Revenue Code. The Company is a broker-dealer registered with the Securities and Exchange Commission. The Company derives its' income primarily from investment banking and consulting fees.

Note B: Significant Accounting Policies

Cash: Cash consists of demand deposits.

Account Receivable: The account receivable is a trade account receivable. No allowance is made for bad debts because there have been no bad debts and none are anticipated.

Financial Instruments and Other Comprehensive Income: The Company did not engage in either direct or indirect investments in derivative financial instruments during the fiscal year. There are no items of other comprehensive income.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and the accompanying notes. Actual results can differ from those estimates. The primary estimate in these financial statements relates to the valuation of the account receivable.

Federal Income Taxes: The Company does not record income tax expense because pursuant to the Internal Revenue Code, the members take their proportionate share of income or loss into account on their personal income tax returns.

Note C: Related Party Transactions

Besides the distributions to the member shown in the financial statements, the Company paid fees to an entity controlled by a member in the amount of $265,000, paid salary to the member in the amount of $15,000.

HBOC Capital Markets, LLC
Notes to the Financial Statements
December 31, 2006

Note D: Pension Plan

The Company maintained a Simplified Employee Pension plan (a SEP) on behalf of its' employees and made no contribution during the fiscal year.

Note E: Distributions to Former Member

Subsequent to the end of the fiscal year, the Company distributed certain securities to the member and a former member. The securities had been accounted for by the cost method and that value was used in the distribution.

Note F: Litigation

During 2006, the Company was added as a party to Exel Transportation Services, Inc., vs. Total Transportation Services, LLC, et. al. Total Transportation Services, LLC, (Total) is a client for which the Company placed securities in connection with the founding of Total. Certain of the employees of Total are former employees of Exel Transportation Services, Inc (Exel). The Company believes that Exel's allegations with respect to the Company are without merit and the Company is defending the suit vigorously.

SUPPLEMENTAL INFORMATION

HBOC Capital Markets, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2006

Total Members' Equity	$	29,623
Deductions:		
Cash deposit at NASD		(110)
Account receivable		(10,000)
Account recievable, related party		(5,000)
Net Capital	$	14,513
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	15
Payroll taxes and withholding payable		2,651
Total Aggregate Indebtedness	$	2,666
Computation of Basic Net Capital Requirement:		
Minimum net capital required - company	$	5,000
Excess Net Capital at 1,500 percent	$	9,513
Excess Net Capital at 1,000 percent	$	9,513
Ratio: Aggregate Indebtedness to Net Capital		.18/1

See Accountants' Report

HBOC Capital Markets, LLC
Attachment to Form X-17A-5
Reconciliation of Audited Net Capital to
Unaudited Net Capital
December 31, 2006

Unaudited Net Capital = Form X-17A-5 Computation of Net Capital, Line 10	$ 29,623
Audited Net Capital	$ 29,623

Mendus & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
107 Archibald
P.O. Box 32107
KANSAS CITY, MISSOURI 64171-5107
VOICE (816) 756-1980 FACSIMILIE (816) 756-1842

HBOC Capital Markets, LLC
Two Pershing Square, Suite 900
2300 Main Street
Kansas City, MO 64108

In planning and performing our audit of the financial statements and supplemental schedule of HBOC Capital Markets, LLC, (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendus & Associates, P.C.

Mendus & Associates, P.C.
February 28, 2007

END